  110 Fulbourn Road, Cambridge, CB1 9NJ, England

July 14, 2010

Kate Tillan
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC. 20549
U.S.A.

Re:	ARM Holdings plc
Form 20-F for the Fiscal Year Ended December 31, 2009 Filed April 15, 2010 File No. 000-29644

Dear Ms. Tillan:

Thank you for your letter dated June 30, 2010 setting forth the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of ARM Holdings plc (“ARM”, also referred to in this letter as “we” or “the Company”).

We have provided our additional responses to the Staff’s comments in Appendix A to this letter.  In making these responses, we acknowledge that:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Tim Score
Tim Score
Chief Financial Officer ARM Holdings plc

APPENDIX A

Item 5. Operating and Financial Review and Prospects (“OFR”), page 27

Results of Operations, page 33

1. We note your response to prior comments 1-2. Please revise your future filings to clearly label research and development costs, sales and marketing costs and general and administrative expenses excluding share-based compensation charges as non-GAAP measures.  Refer to the guidance in 10(e)(1)(ii)(E) of Regulation S-K

We will ensure that in future filings all non-GAAP measures are labelled as such.

2. We note from your response to prior comment 3 that the measures for your segments entitled “operating costs excluding share-based compensation, amortization, and restructuring charges” and “profit/loss before tax excluding share-based compensation, amortization, and restructuring charges” are non-GAAP measures.  Please revise your future filings to provide the disclosures outlined in 10(e)(1)(i)(c)-(d) of regulation S-K.  Please also label these measures as non-GAAP measures based upon the guidance in 10(e)(1)(ii)(E) of Regulation S-K.

We will ensure that in future filings we include all of the required disclosures of Regulation S-K and will also label all non-GAAP measures as such.

Financial Statements, page F-1

Consolidated Cash Flow Statements, page F-4

Note 1. The Company and a Summary of its Significant Accounting Policies and Financial Risk Management, page F-5

3. We note your response to prior comment 4. Paragraph 20 of IAS7 states that “Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss” and also contemplates the use of an alternative presentation.  You have determined net cash flows from operating activities beginning with profit from operations and look to the alternative presentation set forth in paragraph 20 of IAS7 as a basis to use of profit from operations but have not used that alternative presentation.  As such, in future filings, please revise your presentation to determine net cash flows from operating activities by either:

•	using the alternative presentation (paragraph 20 of IAS7), or,

•	starting with either:

o	profit or loss as define in paragraph 7 of IAS1, or

o	profit or loss before tax on the face of your statement of comprehensive income.

In future filings we will adopt the use of “profit before tax” as the starting point for our determination of net cash flows from operating activities and make other suitable adjustments to the Consolidated Cash Flow Statements.

1(b) Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-11

4. We note your response to prior comment 7.  Please address the following comments related to your licensing arrangements with extended milestones:

•	Please explain to us the nature of the concessions that you provide to your customers for which you have entered into with licensing arrangements that contain extended payment terms.

At the outset of all contractual arrangements, the Company intends to successfully collect all amounts due from the vendee in accordance with the original contractual payment terms without making concessions.

In practice, there are two kinds of concessions that may be provided to otherwise creditworthy customers:

•
The Company may choose not to exert the full force of the contract to recover payment, due to the desire to maintain an ongoing business relationship with the customer or due to the value that could be recovered being insignificant; or

•	The Company may agree an alternative payment plan with the customer, giving the customer longer to pay.

Either of these concessions would call into question the probability that the economic benefit associated with the extended payments would flow to the Company and whether all of the revenue in the agreement can be measured reliably at the outset of the agreement. The Company considers the risk that such concessions will be provided is higher in arrangements which contain extended payment milestones, because there is an increased likelihood that the vendee will seek to alter the terms relating to such milestones, making it commercially more difficult to collect outstanding amounts under the original terms of the agreement.

•	Please explain how you are accounting for these concessions. Cite the accounting literature relied upon and how you applied to your situation.

The Company’s policy is to assess on a contract-by-contract basis the likelihood of concessions being given and therefore whether to exclude billing milestones from the measurement of revenue until it is judged that it is reasonably probable that the economic benefits would flow to the Company, and that this revenue can be measured reliably (conditions within both paras 14 and 20 of IAS 18 that must be met before revenue can be recognised).

The Company’s normal business terms typically require a proportion of the fees to be paid on signature of the contract with the balance normally payable  within six or nine months  of delivery depending on the customer’s size and credit status. The flows of economic benefits to the Company associated with billing milestones dated within this period are normally judged to be probable and reliably estimable and are therefore recognized when all of the other conditions listed in para 14 (for the sale of goods) or para 18 (for the sale of services) of IAS 18 have been met.   In the event that a customer defaults on payment of any amounts already recognized as revenue, then such amount is accounted for as an impairment of accounts receivable and the charge is recorded in the income statement under general and administrative costs.  The net amount charged to the income statement for 2009 was £1.0 million (2008: £3.7 million; 2007: £0.2 million).

When an arrangement contains extended payment terms the Company makes a judgement on a contract-by-contract basis regarding the likelihood of concessions being given (taking into account the customer’s ability to pay, the history and economic relationship between the Company and the customer and the nature of the goods being sold to the customer) and therefore whether to exclude later billing milestones from the measurement of revenue until it is judged that it is reasonably probable that the economic benefits would flow to the Company, and that this revenue can be measured reliably.  If management considers there is a risk of concessions arising, then these conditions are usually judged to be satisfied only when the milestone is scheduled to be invoiced (as it will normally be known at this point whether there are any issues with the customer that may cause the Company to make one of the two concessions discussed above).  Where the Company judges that it is still unsure that the economic benefits will flow to the Company at the point of billing then the revenue associated with that billing milestone will be further deferred until the invoice has been settled by the customer.

In the event of a concession being given, the accounting treatment adopted by the Company is to further defer the recognition of revenue until the Company is satisfied that the payment will be received, in accordance with paragraph 18 of IAS 18.  As a result of this policy the Company has never had to de-recognize revenue as a result of a concession.

•
Please quantify the amount of revenue that you have recognized for arrangements that you have entered into that have extended payment terms for each reporting period presented.  Within this analysis, please also quantify the amount of concessions provided to your customers for each reporting period presented.

The Company makes the majority of its sales in US dollars. Revenue recognized on arrangements which contain extended billing milestones was approximately $45 million in 2009 (2008: $35 million, 2007: $34 million).  Regarding these arrangements  there was approximately $30 million of contract value at the end of 2009 (2008: $37 million; 2007: $29 million) related to  extended billing milestones that had been excluded from the measurement of revenue (based on the likelihood of concessions being given and therefore assessed that it is not reasonably probable that the economic benefits would flow to the Company, or that this revenue can be measured reliably).

As a result of the policy adopted by the Company, no revenue that has been recognized on any of these arrangements has been subsequently de-recognized as a result of concessions in any of the reporting periods presented.

However, in the past three years, a total of approximately $6 million of contract value relating to extended milestones has been subject to concession and subsequently cancelled or forgiven by the Company without having been recognized as revenue.

The Company has adopted this policy in order to most appropriately recognize revenue in relation to each of its arrangements.  When assessing the amount of revenue to recognize, the Company makes judgements on a contract-by-contract basis, taking into account all of the terms of the arrangement, including the size and nature of the customer.   The Company believes that this approach is consistent with the principles of IFRS and provides the most appropriate information to users of the financial statements.